Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SuccessFactors, Inc.:

We consent to the use of our report dated March 8, 2011, with respect to the consolidated balance sheet of SuccessFactors, Inc. and subsidiaries (the Company) as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference.

Our report on the consolidated financial statements refers to a change in the accounting for multiple element revenue transactions resulting from the adoption of a new accounting pronouncement.

/s/ KPMG LLP

Mountain View, California

March 8, 2011